HATCH

To:
Securities Regulatory Authorities
B. C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

CONSENT OF QUALIFIED PERSON

I, Persio Pellegrini Rosario, consent to the public filing of the technical report entitled, "N.I. 43-101 Technical Report & Preliminary Economic Assessment for the Turnagain Project", dated November 18, 2020 with an effective date of October 28, 2020 (the "**Technical Report**") by Giga Metals Corporation (the "**Corporation**").

I also consent to any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Giga Metals Corporation, including in the press release of Giga Metals Corporation dated October 28, 2020 (the "Press Release").

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: **November 18, 2020**

PROFESSIONAL ENGINEER
PROVINCE OF BRITISH COLUMBIA
P. P. ROSARIO
32355

Persio Pellegrini Rosario, MASc, PhD, P.Eng.